UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OneConnect Financial Technology Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

68248T204**
(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Each ADS represents thirty (30) ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 68248T204

1.	Names of Reporting Persons. Sen Rong Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	N/A
	6.	Shared Voting Power	188,061,642[1]
	7.	Sole Dispositive Power	N/A
	8.	Shared Dispositive Power	188,061,642

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	188,061,642
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9	16.1%[2]
12.	Type of Reporting Person CO

1 On August 3, 2020, Rong Chang Limited and Sen Rong Limited entered into an acting-in-concert agreement (the “Acting-in-Concert Agreement”), which was subsequently amended on May 12, 2021 and on October 17, 2022. Pursuant to the Acting-in-Concert Agreement, as amended, Sen Rong Limited agreed to act together with Rong Chang Limited for purpose of exercising Sen Rong Limited’s shareholders’ rights in the Issuer, including in relation to the voting and disposition of the Issuer’s shares it holds, and Sen Rong Limited agreed to appoint Rong Chang Limited as its proxy to attend and vote its shares in the Issuer’s shareholders’ meetings. As a result of the Acting-in-Concert Agreement, (i) Rong Chang Limited and Sen Rong Limited may be deemed to have formed a group, which may be deemed to beneficially own all the Issuer’s ordinary shares held of record by Rong Chang Limited and Sen Rong Limited, collectively, and (ii) Rong Chang Limited may be deemed to beneficially own all the Issuer’s ordinary shares held of record by Sen Rong Limited, as well as all the Issuer’s ordinary shares of which it is a record holder. Rong Chang Limited disclaims beneficial ownership of these shares, except to the extent of its pecuniary interests therein.

2 Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,169,980,653 ordinary shares of the Issuer outstanding as of December 31, 2022, based on information provided by the Issuer.

CUSIP No. 68248T204

1.	Names of Reporting Persons. Rong Chang Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	197,015,946
	6.	Shared Voting Power	188,061,642[3]
	7.	Sole Dispositive Power	197,015,946
	8.	Shared Dispositive Power	188,061,642

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	385,077,588
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9	32.9%[4]
12.	Type of Reporting Person CO

3 On August 3, 2020, Rong Chang Limited and Sen Rong Limited entered into an acting-in-concert agreement (the “Acting-in-Concert Agreement”), which was subsequently amended on May 12, 2021 and on October 17, 2022. Pursuant to the Acting-in-Concert Agreement, as amended, Sen Rong Limited agreed to act together with Rong Chang Limited for purpose of exercising Sen Rong Limited’s shareholders’ rights in the Issuer, including in relation to the voting and disposition of the Issuer’s shares it holds, and Sen Rong Limited agreed to appoint Rong Chang Limited as its proxy to attend and vote its shares in the Issuer’s shareholders’ meetings. As a result of the Acting-in-Concert Agreement, (i) Rong Chang Limited and Sen Rong Limited may be deemed to have formed a group, which may be deemed to beneficially own all the Issuer’s ordinary shares held of record by Rong Chang Limited and Sen Rong Limited, collectively, and (ii) Rong Chang Limited may be deemed to beneficially own all the Issuer’s ordinary shares held of record by Sen Rong Limited, as well as all the Issuer’s ordinary shares of which it is a record holder. Rong Chang Limited disclaims beneficial ownership of these shares, except to the extent of its pecuniary interests therein.

4 Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,169,980,653 ordinary shares of the Issuer outstanding as of December 31, 2022, based on information provided by the Issuer.

Schedule 13G/A

CUSIP 68248T204

ITEM 1.

(a) Name of Issuer: OneConnect Financial Technology Co., Ltd.

(b) Address of Issuer’s Principal Executive Offices: 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China.

ITEM 2.

(a) Name of Person Filing:

Sen Rong Limited

Rong Chang Limited (each a “Reporting Person” and collectively, the “Reporting Persons”)

(b) Address of Principal Business Office, or if None, Residence:

The registered address of each of the Reporting Persons is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(c) Citizenship:

The citizenship of each of the Reporting Persons is British Virgin Islands.

(d) Title of Class of Securities: ordinary shares, par value US$0.00001 per share, of the Issuer.

(e) CUSIP Number: 68248T204

CUSIP number 68248T204 has been assigned to the ADSs of the Issuer. Each ADS represents thirty (30) ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Sen Rong Limited: Not applicable.

Rong Chang Limited: Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 99.2

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Sen Rong Limited

By:	/s/ Wang Wenjun
Name: Wang Wenjun
Title: Director

Rong Chang Limited

By:	/s/ Wang Wenjun
Name: Wang Wenjun
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 8 Information